UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  October 05, 2007                    /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                         NEWS RELEASE - OCTOBER 5, 2007

                   AMERA TO BE PROFILED ON BUSINESS TELEVISION

AMERA RESOURCES CORPORATION ("the Company") (AMS-TSX.V; AJRSF-OTC; OAY-Frankfurt) is pleased to announce the airing of a Company profile on Business Television (BTV) on October 6th and 7th, 2007. John Embry from Sprott Asset Management will provide insight on the gold market, and give advice to investors. The program will also feature Amera's principals as they highlight recent corporate developments in Peru.

Business Television profiles:

JOHN EMBRY: http://www.b-tv.com/i/videos/JohnEmbryep169.wmv

AMERA RESOURCES LTD. (AMS:TSX-V):  http://www.b-tv.com/i/videos/Amera.wmv

BTV, a half-hour weekly business program, profiles emerging public companies across Canada and the USA. With Host TAYLOR THOEN, BTV features companies at their location, interviews the company's key executives, features their products and services and unveils their plans for future growth.

BTV BROADCAST TIMES:
CANADA: - Ontario: SUNTV - Sun. Oct 7th @ 9:00am EST,
BC/Washington: KVOS TV - Sun. Oct 7th @ 4:30pm PST
BELL EXPRESS VU AND STAR CHOICE - WEST SUNTV Sun. Oct 7th @ 6:00am PST
U.S. national: - America One - Sat. Oct 6th @ 10:30 am EST www.americaone.com

WVVH     South Hampton, NY             KWEM     Stillwater, OK
WSPY     Plano, IL                     KEEN     Las Vegas
WZBN     Trenton, NJ                   KMCA     Redding, CA
ShelbyTV   Shelby Township             TV9      Troy, OH
KKAX     Kingman, AZ                   WRBD     Pensacola, FL
WIVM     Canton, OH                    KDAO     Marshalltown
K48BK    Dove Creek, CO                KTYJ     Coeur d' Alene, ID
K27FA    Craig, CO                     NSU22    Natchitoches, LA
WRCF     Orlando, FL                   WBCF     Florence, AL
WLLS     Indiana                       W35AY    Hilton Head Island, SC
WLNN     Boone, NC                     WJTS     Jasper, IN
W34AX    Henderson, NC                 WGTN     Worthington, MN
W67CD    Sanford, NC                   KCCE     San Luis Obispo, CA
WYBE     Southern Pines, NC            W35BB    Dublin, GA
WBKA     Bucyrus, OH                   IMAGE    Erie, PA
CTV12    Cedar City, UT                KPIF     Pocatello, ID
VTV      Vernal, UT                    K23BJ    Lake Havasu City, AZ
WBII     Ashland, MS                   UPN23    Hornell, NY
WPRQ     Clarksdale, MS                WEBU     Webb, MS
KXOK     Enid, OK                      WLMO     Lima, OH
KXOC     Oklahoma City, OK             WHAN     Salem, IN

NEWS RELEASE                                                     OCTOBER 4, 2007
AMERA RESOURCES CORPORATION                                               PAGE 2
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FOR INFORMATION ON BTV CALL: (604) 664-7401  WWW.B-TV.COM

AMERA RESOURCES CORPORATION is a metals exploration company focused on the Americas. The Company has three drill-ready projects in Peru; is advancing others to the drill stage; and, is fully funded to carry-out its exploration programs. Amera is constantly evaluating new opportunities through management's network of contacts in the resource sector. The Company is committed to growth and adding shareholder value through precious and base metal discoveries.


ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Alex Mason, Corporate Communications, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2007 NUMBER 21